UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

 (Mark One)

ANNUAL REPORT

☒	PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANCE ACT OF 1934 For fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934
For the transaction period from __________ to __________

Commission File number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

(Full title of the plan)

Sterling Bancorp

650 Fifth Avenue

New York, NY 10019

(Name of issuer of the Securities held pursuant to the plan

and address of its principal executive office)

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-15
Supplemental Schedules	16-17
Signatures
Index to Exhibits
Ex-23.1: Consent of Independent Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of Sterling Bancorp/

Sterling National Bank and the Participants of Sterling

Bancorp/Sterling National Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EISNERAMPER LLP

New York, New York

June 26, 2013

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31,

	2012	2011
Investments at Fair Value:
Sterling Bancorp Common Stock	$3,841,858	$3,558,211
Guaranteed Interest Accounts	1,001,795	1,094,200
Collective Investment Trust	3,149,678	-
Pooled Separate Accounts	18,836,800	16,419,955
Mutual Funds	3,639,048	4,867,339
	30,469,179	25,939,705

Cash	-	5,629

Notes Receivable from Participants	664,099	706,468

Contributions Receivable:
Participant	97
Employer	440,911	352,474

Net Assets Reflecting Investments at Fair Value	31,574,286	27,004,276

Adjustment from Fair Value to Contract Value for Interest in a
Collective Investment Trust Relating to Fully Benefit-Responsive
Investment Contracts	(72,330)	-

Net Assets Available for Benefits	$31,501,956	$27,004,276

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2012	2011
Additions to/Deductions from Net Assets Attributed to:

Investment Income (Loss):
Interest and Dividends	$246,371	$177,575
Net Realized/Unrealized Appreciation (Depreciation) in Fair Value of
Investments	2,843,445	(1,198,552)
	3,089,816	(1,020,977)

Interest Income on Notes Receivable from Participants	37,844	40,457

Contributions:
Participants	3,009,081	2,850,999
Rollovers	51,706	388,870
Employer	440,235	352,998
	3,501,022	3,592,867

Benefits Paid to Participants	(2,114,945)	(1,693,445)
Administrative Expenses	(16,057)	(14,835)
	(2,131,002)	(1,708,280)

Net Increase	4,497,680	904,067

Net Assets Available for Benefits at:
Beginning of Year	27,004,276	26,100,209

End of Year	$31,501,956	$27,004,276

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)     Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

(a)    General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective September 1, 2007 and then January 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

(b)    Eligibility and Contributions

Employees are eligible to join the Plan as soon as administratively possible following their date of employment and are automatically enrolled into the Plan at a deferral rate of 3% of eligible compensation, unless they elect a different deferral percentage or choose not to defer.

Participants may contribute a minimum of 1% of eligible compensation and have a right to make a separate deferral percentage election with respect to bonus pay. The maximum amount that participants may defer each year as 401(k) and /or Roth elective deferrals is limited under the Internal Revenue Code regulations. This limit is $17,000 and $16,500 for the 2012 and 2011 plan years.

Employees who have attained the age of 50 years may make catch-up contributions of $5,500 for both 2012 and 2011, which increases the maximum allowable contribution to $22,500 and $22,000 for the 2012 and 2011 plan years.

Plan participants are eligible for matching contributions on the first payroll period following their completion of six months of service. The amount or percentage of the matching contribution shall be discretionary as determined by the Plan Sponsor and shall not exceed applicable IRC limits. Eligible employees who are Plan participants on the last day of the year and those who participated during the year but reached age 65, became disabled, or died during the year, will receive the matching contribution. Catch-up contributions shall not be matched.

Employees who are active members of the Sterling Bancorp/Sterling National Bank Employees’ Retirement Plan are not eligible for matching contributions.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Participants may elect to change their contributions and those changes shall be effective as soon as administratively feasible. Contributions from a bonus pay may also be modified on any date. Election to stop deferrals may be made on any date and will be effective as soon as administratively feasible following that date.

(c)    Vesting

Participants are fully vested in their own contributions and earnings. Company’s contributions and earnings thereon are vested based on the following schedule:

Percent
Years of vesting service	vested
Less than 1 year	-
1 year	33
2 years	66
3 or more years	100

(d)    Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Plan’s administrative expenses or future Company contributions as further defined by the Plan. The amounts of forfeitures used to pay administrative expenses were approximately $6,000 and $5,200 for the years ended December 31, 2012 and 2011, respectively. The forfeitures account balance as of December 31, 2012 and 2011 was approximately $136 and $750, respectively. In 2012, $677 of forfeitures were used to reduce Company contributions.

(e)    Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings (losses), and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)     Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. The loans are secured by the balance in the participant’s account and interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar notes ranging from 5.25% to 10.25%. The period of repayment of any note shall not exceed five years unless the note is to be used in conjunction with the purchase of the principal residence of the participant, in which case the note term may not exceed 30 years. A participant may not have more than one note outstanding at a time. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(g)   Payments of benefits

A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.

(2)     Summary of Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)   Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)   Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)   Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. The statements of net assets available for benefits presents the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(e)    Payment of Benefit

Benefit payments to participants are recorded when paid.

(f)    Expenses

Administrative expenses of the Plan are paid by either the Company or the Plan, as provided in the Plan document.

(g)   Accounting Changes

In 2012, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), effective for Plan years beginning after December 15, 2011. ASU 2011-04 amends Accounting Standards Codification (“ASC”) 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Adoption of ASU 2011-04 did not have a material effect on the financial statements.

(h)   Reclassification

Certain amounts in the 2011 financial statements and disclosures have been reclassified to conform to the presentation in the 2012 financial statements.

(3)    Investment Valuation and Income Recognition

FASB’s Accounting Standards Codification, (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trust (Principal Stable Value Fund): Valued at the NAV of units of a collective investment trust. The NAV, as provided by the Fund's trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. See Note (2)(d).

Pooled separate accounts (PSA): Valued at NAV, as a practical expedient, based on the market value of the underlying investments. The NAV is not a publicly-quoted price in an active market. The pooled separate accounts are comprised of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds.

Guaranteed interest accounts (GIA): Valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The contract with Principal Life Insurance Company ("Principal"), contains provisions whereby Principal reserves the right to impose a monthly installment payout over 36 months if transfers from pooled separate accounts exceed certain thresholds.

Principal also reserves the right to defer transfers or payments from pooled separate accounts up to a maximum of 180 days. This limitation shall not apply to death, disability or retirement benefit payments or to purchases of annuity benefits.

Certain pooled separate accounts do not allow investment transfers into the account during the 30 day period following one transfer out of such account. In addition, certain mutual funds limit transfer activity up to a specified threshold amount of $1,000 to $5,000 within a time period ranging from 30 days to three months. However, contributions into these investments are not impacted by the limits on transfer activity. Participants may still make transfers out to different investment options.

Fidelity Advisor Technology Fund is subject to 0.75% redemption fee on withdrawals including, but not limited to, transfers, lump sum withdrawals at termination, retirement, or rollovers. Loan, death and hardship withdrawals and minimum required distributions are not subject to the redemption fee.

Effective February 14, 2012, the Plan management resolved to replace Principal Money Market Separate Account and Guaranteed Interest Accounts (“GIAs”) with Principal Stable Value Fund (“Principal SVF”). Funds from the Principal Money Market Separate Account were redirected to the Principal SVF, whereas the GIAs funds will be redirected to the Principal SVF upon maturity.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Duration of the Principal SVF as of December 31, 2012 will not exceed four years. Participants can make contributions to the Principal SVF on a daily basis. Withdrawals from the Principal SVF for benefit payments and participant transfers to noncompeting options shall be made within 30 days. Transfers to noncompeting investments must remain in such noncompeting investment alternative at least 90 days before a subsequent transfer to a competing investment alternative may occur. Withdrawals for any other purpose, including full or partial withdrawals of assets invested in the fund resulting from plan sponsor directed actions, require a twelve month advance written notice. The trustee may grant a withdrawal as of a valuation date earlier than mentioned above if there are sufficient cash assets to satisfy the withdrawal and the trustee determines that the withdrawal is not detrimental to the best interest of the Principal SVF.

Market value events may limit the ability of the Principal SVF to transact at contract value with the issuer of the underlying investments. Such events may include but are not limited to: fund administration amendments or changes, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the fund, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the fund, transfers to competing options without meeting the equity wash provisions of the fund, and plan sponsor withdrawals without the appropriate notice to the fund and/or issuer. In the normal course of business, such events or conditions would not limit the ability of the fund to transact at contract value with the participants in the fund. The fund is managed to maintain certain amount of liquidity to provide for the day to day liquidity needs of participants as well as occasional market value event.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$3,841,858	$-	$-	$3,841,858
Guaranteed Interest Accounts - A Credit Rating	-	171,346	830,449	1,001,795
Collective Investment Trust - Fixed Income Securities and Investment Contracts (AA- to AA+ Credit Rating)	-	3,149,678	-	3,149,678
Pooled Separate Accounts
Balanced Asset Allocation - Conservative	-	311,089	-	311,089
Balanced Asset Allocation - Large Blend	-	1,911,043	-	1,911,043
Balanced Asset Allocation - Retirement Income	-	126,834	-	126,834
Balanced Asset Allocation - Target Date	-	6,042,394	-	6,042,394
Fixed Income - Intermediate Term	-	948,902	-	948,902
Fixed Income - Owned Real Estate	-	397,174	-	397,174
International Equity - Large Blend	-	1,418,173	-	1,418,173
International Equity - Small/Mid Cap	-	378,711	-	378,711
Large U.S. Equity - Blend	-	1,406,997	-	1,406,997
Large U.S. Equity - Value	-	954,881	-	954,881
Large U.S. Equity - Growth	-	1,506,699	-	1,506,699
Small/Mid U.S. Equity - Blend	-	1,242,847	-	1,242,847
Small/Mid U.S. Equity - Growth	-	1,485,713	-	1,485,713
Small/Mid U.S. Equity - Value	-	678,017	-	678,017
Other	-	27,326	-	27,326
Total Pooled Separate Accounts		18,836,800		18,836,800
Mutual Funds
Fixed Income	1,246,114	-	-	1,246,114
Large U.S. Equity - Blend	1,000,839	-	-	1,000,839
Large U.S. Equity - Growth	51,596	-	-	51,596
Small/Mid U.S. Equity - Growth	5,655	-	-	5,655
Small/Mid U.S. Equity - Value	436,602	-	-	436,602
Other	898,242	-	-	898,242
Total Mutual Funds	3,639,048	-	-	3,639,048
	$7,480,906	$22,157,824	$830,449	$30,469,179

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$3,558,211	$-	$-	$3,558,211
Guaranteed Interest Accounts - A Credit Rating	-	160,809	933,391	1,094,200
Pooled Separate Accounts
Balanced Asset Allocation - Conservative	-	264,147	-	264,147
Balanced Asset Allocation - Large Blend	-	1,454,007	-	1,454,007
Balanced Asset Allocation - Retirement Income		99,956	-	99,956
Balanced Asset Allocation - Target Date	-	4,105,294	-	4,105,294
Fixed Income - Intermediate Term	-	816,473	-	816,473
Fixed Income - Owned Real Estate	-	390,740	-	390,740
International Equity - Large Blend	-	923,783	-	923,783
International Equity - Small/Mid Cap	-	297,789	-	297,789
Large U.S. Equity - Blend	-	1,139,310	-	1,139,310
Large U.S. Equity - Value	-	759,427	-	759,427
Large U.S. Equity - Growth	-	680,912	-	680,912
Small/Mid U.S. Equity - Blend	-	1,007,535	-	1,007,535
Small/Mid U.S. Equity - Growth	-	866,157	-	866,157
Small/Mid U.S. Equity - Value	-	607,629	-	607,629
Short-Term Fixed Income	-	2,982,368	-	2,982,368
Other	-	24,428	-	24,428
Total Pooled Separate Accounts	-	16,419,955	-	16,419,955
Mutual Funds
Fixed Income	1,330,622	-	-	1,330,622
International Equity	445,904	-	-	445,904
Large U.S. Equity - Blend	848,136	-	-	848,136
Large U.S. Equity - Growth	697,010	-	-	697,010
Small/Mid U.S. Equity - Growth	570,591	-	-	570,591
Small/Mid U.S. Equity - Value	289,387	-	-	289,387
Other	685,689	-	-	685,689
Total Mutual Funds	4,867,339	-	-	4,867,339
	$8,425,550	$16,580,764	$933,391	$25,939,705

Level 3 Summary of Changes

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2012 and 2011.

Level 3 Assets for the year ended December 31, 2012

Guaranteed Interest Accounts
Balance, January 1, 2012	$933,391
Unrealized Losses	(1,292)
Interest Credited	17,184
Purchases	238,300
Sales	(185,788)
Transfer to Level 2	(171,346)
Balance, December 31, 2012	$830,449

The amount of total (losses) gains for the year attributable to the change in unrealized gains or losses relating to investments held at December 31, 2012 and 2011 was ($1,292) and $1,552, respectively.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Level 3 Assets for the year ended December 31, 2011

	Pooled Separate Account	Guaranteed Interest Accounts
Balance, January 1, 2011	$316,056	$708,586
Realized Losses	(156,039)	-
Unrealized Gains	164,855	1,552
Interest Credited	-	22,590
Purchases	9,463	549,130
Sales	(21,902)	(187,658)
Transfer to Level 2	(312,433)	(160,809)
Balance, December 31, 2011	$-	$933,391

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average

Guaranteed Interest Accounts	$830,449	Discounted Cash Flow	Duration	1 – 4 Years	2.7 Years

			Payout Date	12/31/2013 - 12/31/2016

			Yield Rate	0.64% - 1.03%	0.8%

Valuation Processes Used in Level 3 Measurements

The Plan administrator discusses and assesses fair value measurements with internally responsible personnel as well as with the Principal Life Insurance Company and an independent investment advisor and such includes the methodology used to develop and substantiate unobservable inputs used in Level 3 fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Plan’s guaranteed interest accounts include contract duration, payout date and interest rate. The contracts specify the contract duration and payout dates. Significant increases in the rates offered on current like contracts would result in a significantly lower fair value measurement, through a percentage reduction of the contract value.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the actual date of the event or change in circumstances that caused the transfer.

For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3, other than the change in classification for the years ended December 31, 2012 and 2011 of GIA as a result of contract maturity and the change in classification for the year ended December 31, 2011 of the U.S. Property Separate Account Investment from Level 3 to Level 2 as a result of a withdrawal limitation being lifted.

(4)     Guaranteed Interest Account with Insurance Company

The Plan invests in a non benefit-responsive guaranteed interest account with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non benefit-responsive, and therefore fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The guaranteed interest accounts held by the Plan mature through December 31, 2016.

For the years ended December 31, 2012 and 2011, the interest rate in the guaranteed interest account was 1.64% and 2.26%, respectively.

(5)     Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

	2012	2011

Sterling Bancorp Common Stock	$3,841,858	$3,558,211
Principal Money Market Separate Account	N/A	2,982,368
Principal Stable Value Fund, at Contract Value
(Fair Value $3,149,678)	3,077,348	N/A
Principal LifeTM 2030 Sep Acct	1,772,327	N/A
Principal LifeTM 2020 Sep Acct	1,659,492	N/A

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011

Sterling Bancorp Common Stock	$183,157	$(742,426)
Mutual Funds	332,282	(220,922)
Pooled Separate Accounts	2,281,787	(237,052)
Collective Investment Trust	30,903	-
Guaranteed Interest Accounts	(1,292)	1,552
Other	16,608	296

	$2,843,445	$(1,198,552)

Dividends from Sterling Bancorp Common Stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

(6)    Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2012 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(7)     Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(8)     Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 27, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving this tax determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt. The Plan received a new determination letter on March 1, 2013 in which the IRS determined that the Plan and related trust are designed in accordance with applicable sections of the IRC.

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(9)     Related Party Transactions

Certain Plan investments are shares of pooled separate accounts, collective investment trust and guaranteed interest accounts managed by Principal. Principal is the record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Principal were approximately $16,000 and $15,000 for the years ended December 31, 2012 and 2011, respectively. Also, the Plan offers as one of the investments, the common stock of Sterling Bancorp, the Plan Sponsor. Sterling Bancorp is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

(10)  Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-l of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

(11)   Reconciliation to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 as of and for the years ended December 31, 2012 and 2011:

	2012	2011
Net Assets Available for Benefits Per the
Financial Statements	$31,501,956	$27,004,276

Adjustment from Contract Value to Fair Value for
Interest in a Collective Investment Trust Relating to Fully
Benefit-Responsive Investment Contracts	72,330	-

Net Assets Available for Benefits Per the Form 5500	$31,574,286	$27,004,276

Net increase in net assets available for benefits per
the financial statements	$4,497,680	$904,067

Change in participant loan amounts deemed distributed for
tax purposes	-	4,055

Change in Adjustment from Contract Value to Fair Value for
Interest in a Collective Investment Trust Relating to Fully
Benefit-Responsive Investment Contracts	72,330	-

Net increase in net assets available for benefits per
Form 5500	$4,570,010	$908,122

STERLING BANCORP/STERLING NATIONAL BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(12)   Subsequent Events

In April 2013, Sterling Bancorp agreed to consummate a business combination whereby Provident New York Bancorp will acquire Sterling Bancorp. The acquisition is expected to be completed in the fourth quarter of 2013.

On April 9, 2013, the first of seven actions, captioned Altman v. Sterling Bancorp, et al., Index No. 651263/2013 (Sup. Ct., N.Y. Cnty.), was filed on behalf of a putative class of Sterling stockholders against the Company, its current directors, and Provident New York Bancorp ("Provident"). All seven putative class actions were filed in the Supreme Court of the State of New York, New York County. The complaints are substantially identical and each alleges that the Sterling director defendants breached their fiduciary duties, including duties of loyalty and good faith, by approving the merger with Provident, and that Provident aided and abetted in such breaches of duty. The complaints seek, among other things, an order enjoining the defendants from proceeding with or consummating the merger, as well as other equitable relief and/or money damages in the event that the transaction is consummated. Sterling believes that the claims are without merit.

Merger agreement with Provident (the "Merger Agreement") is subject to a number of conditions which must be fulfilled in order to complete the merger of the Company with and into Provident (the “Merger”). Those conditions include: approval of the Merger Agreement by the Company's and Provident's stockholders, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement containing the joint proxy statement relating to the meetings of the Company's and Provident's stockholders to be held in connection with the Merger Agreement and the transactions contemplated thereby, approval of the shares of Provident common stock to be issued to the Company's stockholders for listing on the New York Stock Exchange, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. If these conditions to the closing of the Merger are not fulfilled, then the Merger may not be completed. In addition, if the Merger is not completed by April 3, 2014, either Provident or the Company may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after shareholder approval. In addition, Provident may elect to terminate the Merger Agreement in certain other circumstances.

If the Merger Agreement is terminated, the Company's business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger. In addition, if the Merger Agreement is terminated, the market price of the Company's common stock might decline to the extent that the current market price reflects a market assumption that the Merger will be completed. If the Merger Agreement is terminated and the Company's board of directors seeks another merger or business combination, the Company's stockholders cannot be certain that the Company will be able to find a party willing to offer an equivalent or more attractive consideration than the consideration Provident has agreed to provide in the Merger.

 (Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued

December 31, 2012

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment	Shares/Units/ Rates of Interest	(e) Current Value
	Mutual Funds, at Fair Value			
	Fidelity Management & Research	Fid Advisor Govt Income T Fund	117,668.8424	1,246,114
	Capital Research and Mgmt Co	Am Funds Fdmntl Inv R3 Fund	24,590.6431	1,000,839
	Fidelity Management & Research	Fidelity Adv Technology T Fund	17,845.5259	452,384
	MFS Investment Management	MFS Utilities A Fund	23,945.1190	445,858
	American Century Inv. Mgmt.	Am Cent Sm Cap Val A Fund	51,546.9011	436,602
	OppenheimerFunds, Inc.	Oppen Developing Markets A Fund	1,462.0505	51,596
	Eagle Asset Management	Eagle Mid Cap Growth A Fund	177.4405	5,655
	Total Mutual Funds			3,639,048
*	Notes Receivable from Participants		Interest rates range from 5.25% to 10.25% with maturities ranging from 1 year to 21 years	664,099
				$ 31,133,278

* Party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(k) PLAN

Date: June 26, 2013	By: /s/ Mindy Stern
Mindy Stern (a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Exhibit Number	Description	Herewith	Sequential Page No.

23.1	Consent of Independent Registered Public Accounting Firm-EisnerAmper LLP	X